UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION,            *    CERTIFICATE
ENTERGY ENTEPRISES, INC., et al.* PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant  to  Rule  24  promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and  the related orders dated June 22, 1999 (June 1999 Order) and

August 21, 2000 (the August 2000 Order), this is to certify  that the  following transactions were carried out during the three (3)

months   ended  September  30,  2002  (the  quarter)  by  Entergy

Corporation's   Non-utility   Companies1   (Non-Reg   Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order and/or the August 2000 Order.


Authorized Transactions

     Pursuant to the June 1999 Order or the August 2000 Order, as

applicable, (a) the Non-Reg Companies are authorized  to  conduct

development   activities  with  respect  to  various   investment

opportunities for Entergy Corporation (Entergy), (b) the  Non-Reg

Companies  are authorized to provide various consulting  services to  other  Non-Reg Companies and to non-associates, including  to market  to  non-associates  the Entergy  System's  expertise  and capabilities  in  energy-related areas, and  to  market  to  non-

associates intellectual property developed or acquired by  System companies,  (c) the Non-Reg Companies are authorized  to  provide

various  management,  administrative  and  support  services   to

associate   companies,  excluding  certain  associate   companies

(Excepted  Companies2), (d) Entergy is authorized to  create  O&M

Subs  to  provide various operations and maintenance services  to non-associate  or associate companies, (e) Entergy is  authorized to  create one or more New Subsidiaries, (f) Entergy and the Non-

Reg Companies are authorized to make Non-utility Loans to certain

Non-Reg  Companies, (g) the Non-Reg Companies are  authorized  to issue  Other Securities of any type to Entergy, to other  Non-Reg

Companies  or  to  third parties, (h) the Non-Reg  Companies  are authorized  to pay dividends to their immediate parent  companies from  capital accounts or other unearned surplus, and (i) Entergy and the Non-Reg Companies are authorized to provide guarantees or other  forms of credit support (Guarantees) to or for the benefit of  Non-Reg Companies through December 31, 2005, in an  aggregate principal  amount  not  to  exceed $2 billion  at  any  one  time outstanding  (excluding  any  Guarantees  previously  issued  and outstanding under the June 1999 Order.)

     During  the  quarter,  Entergy  and  the  Non-Reg  Companies participated in the following authorized transactions:


I.  Administrative, Consulting, Management, and Other Services to

    Associate Companies

     During  the  quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its

associate   companies,  Entergy  Power,   Inc.   (EPI),   Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC),  Entergy  Holdings, Inc., Entergy Business Solutions  LLC,

Entergy Thermal LLC, Entergy Global Investments, Inc., Entergy UK

Enterprises  Ltd.,  Entergy  Operations  Services,  Inc.  (EOSI),

Entergy   Procurement  Exchange  Corporation,  Entergy  Solutions

Management Services LLC, Entergy  Solutions Select Ltd.,  Entergy

Commerce,  Inc.,  Entergy Power Development  Corporation  (EPDC),

Entergy  International Ltd. LLC, Entergy Power Operations  Corp.,

Entergy   Power  Operations  U.S.,  Inc.,  Entergy  Power   Crete

Corporation,   Entergy  Nuclear,  Inc.  (ENI),  Entergy   Nuclear

Operations, Inc., Entergy Nuclear Generation Corporation  (ENGC),

Entergy  Nuclear  Indian  Point  3  LLC  (IP3),  Entergy  Nuclear

FitzPatrick  LLC, Entergy Nuclear Indian Point 2 LLC  (IP2),  TLG

Services, Inc. (TLG), Entergy Nuclear Vermont Yankee LLC, Entergy

MHK   Retail  LLC,  Entergy  Solutions  Ltd.,  Entergy  Solutions

Essentials  Ltd., Entergy Power RS Corp., Entergy Power  Ventures

LP,  EWO Marketing, LP, Entergy-Koch Trading Ltd., Entergy  Power

E&C  Holdings LLC, Warren Power LLC, Northern Iowa Windpower LLC,

Entergy Asset Management, Inc., and Entergy Solutions Supply Ltd.

Enterprises'  billings to all such associate  companies  included direct costs incurred plus, to the extent applicable, an indirect loading based upon current month administrative charges.

     Enterprises  billed, at cost, EPI ($85,329)  for  consulting and  other  support  services related to  the  marketing  of  EPI capacity and energy to third parties at wholesale, preparation of contracts  and regulatory filings, oversight of plant  operations

and   maintenance   by  plant  operators,  and   procurement   of

transmission   services.  In  regard  to  ETHC   ($70,598),   ETC

($255,836), Entergy Holdings, Inc. ($61,150), Entergy Thermal LLC

($241,487),  Entergy  Business  Solutions  LLC  ($169,714),  EPDC

($1,049,985), Entergy International Ltd. LLC ($672,320),  Entergy

Global  Investments,  Inc.  ($24,188),  Entergy  MHK  Retail  LLC

($3,759),   Entergy   UK  Enterprises  Ltd.  ($30,808),   Entergy

Operations   Services,  Inc.  ($146,878),   Entergy   Procurement

Exchange  Corporation  ($12,916),  Entergy  Solutions  Management

Services   LLC   ($110,997),  Entergy   Solutions   Select   Ltd.

($1,150,027), Entergy Solutions Essentials Ltd. ($6,667), Entergy

Solutions  Supply Ltd. ($314), Entergy Commerce,  Inc.  ($8,544),

Entergy Power Operations Corporation ($916 credit), Entergy Power

Operations U.S., Inc. ($267,911), Entergy Power Crete Corporation

($74,466),  Entergy Solutions Ltd ($842,140),  Entergy  Power  RS

Corp.  ($537,801),  EWO  Marketing  LP  ($950,952),  Entergy-Koch

Trading  Ltd. ($792,748), Entergy Power Ventures LP,  ($712,506),

Entergy  Power  E&C  Holdings  LLC ($76,445),  Warren  Power  LLC

($77,124), ENGC ($1,407,146), Entergy Nuclear Indian Point 3  LLC

($1,308,028),   Entergy  Nuclear  FitzPatrick  LLC  ($1,130,419),

Entergy  Nuclear Indian Point 2 LLC ($1,357,230),  TLG  Services,

Inc.  ($65,372), ENI ($1,685,162), Entergy Nuclear Vermont Yankee

LLC  ($662,293),  Entergy  Nuclear  Operations,  Inc.  ($22,113),

Northern   Iowa  Windpower  LLC  ($20,372),  and  Entergy   Asset

Management, Inc. ($82,380), these services were primarily related

to   management   oversight,  administrative  services,   support

services, and/or  project development.

     During  the  quarter, Entergy Solutions Management  Services

LLC provided management/administrative and consulting services to

Entergy Solutions Ltd. and to Entergy Solutions Select Ltd.   The

amounts  billed, at cost, during this quarter were  $404,962  and

$172,548, respectively.

     During  the quarter, Entergy Solutions Supply Ltd.  provided management/administrative  and  consulting  services  to  Entergy

Solutions Ltd. and to Entergy Solutions Select Ltd.  The  amounts billed, at cost, during this quarter were $64,765 and $1,092,878,

respectively.

     During  the  quarter,  Entergy Retail Texas,  Inc.  provided management/administrative  and  consulting  services  to  Entergy

Solutions  Select, Ltd.  The amount billed, at cost, during  this quarter was a $1,390 credit.

     During   the   quarter,  Entergy-Koch  LP  (EKLP)   provided

management/administrative support services,  consulting  services and  services  related to the marketing of energy commodities  to

third  parties  at  wholesale to EWO Marketing  LP.   The  amount

billed, at cost, to EWO Marketing LP for such services during the quarter  was $925,000.  EKLP also provided administrative support

services   and  management  oversight  services  to  Entergy-Koch

Trading  LP.  Such management oversight services were related  to

the   marketing  of  energy  commodities  to  third  parties   at

wholesale,  the preparation of contracts and regulatory  filings,

and  the procurement of transmission services. The amount billed,

at  cost, to Entergy-Koch Trading LP for such services during the quarter was $741,000.



II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $14,844 for services rendered during the quarter.

     During  the  quarter,  no  other  Consulting  Services  were provided by Non-Reg Companies to non-associate companies.



III. Non-utility Loans Made by Entergy to Non-Reg Companies, or

     Between Non-Reg Companies

     During   the  quarter,  no  Non-utility  Loans  subject   to

reporting  in  this Certificate were made by Entergy  to  Non-Reg

Companies or between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.



V.   Formation and Capitalization of New Subsidiaries and O&M

     Subs

     During the quarter, the following company claimed status  as an  O&M  Sub  in  accordance with the June  1999  Order:  Entergy

Nuclear Potomac Company.

     During the quarter, the foregoing company was capitalized as follows: Entergy Nuclear Potomac Company, $1,000 in common stock.

     During  the  quarter, Entergy Solutions Supply Ltd.  changed its  status from `New Subsidiary' to `an energy-related company',

pursuant to Rule 58.

     During  the quarter, no other amounts were expended to  form and initially capitalize any New Subsidiary or O&M Sub.



VI.  Nature and Extent of O&M Services Provided

      During the quarter, ENI provided decommissioning management services  to a large non-associate nuclear operating  utility  in the  Northeast  and  other  services to  non-associate  companies related  to  the  operation, maintenance, and decommissioning  of nuclear  generation facilities.  The total amount billed for  all such  services was $340,671 consisting of certain incentive  fees and reimbursable expenses. Also, during the quarter, ENI provided license  renewal  management services  to  non-associate  nuclear utility customers.  The total amount billed for all such services was  $618,413,  consisting of market-based fees and  reimbursable

expenses.   Also, during the quarter, ENI billed ENGC,  at  cost,

$290,106  for  decommissioning  and  license  renewal  management

services  relating  to the Pilgrim nuclear plant.   In  addition,

during  the  quarter, ENI billed TLG, at cost, $156,856  for  O&M

Services,  including professional advice, and  technical  support primarily  related  to the decommissioning  of  nuclear  electric generating facilities.

     Also  during the quarter, Entergy Nuclear, Inc.  billed,  at cost,  Entergy  Nuclear  Vermont Yankee,  LLC  (VY)  for  project development  activities  related to the  acquisition  of  Vermont

Yankee nuclear facilities in the amount of $17,858,479.

     During the quarter, Entergy Nuclear Fuels Company billed, at cost,  ENGC  ($18,864),  IP3 ($18,864), JAF  ($18,864),  and  IP2

($18,864) for O&M Services related to the procurement of  nuclear fuel  and  fuel  services for the nuclear power plants  owned  by these companies.

     During  the quarter, Entergy Nuclear Operations, Inc. (ENOI)

billed,   at   cost,  ENI  ($2,687,578),  TLG  ($224,752),   ENGC

($24,819,400),   IP3   ($23,979,680),  JAF   ($23,074,844),   IP2

($25,211,149),  and VY ($10,718,148) for O&M Services,  including professional  advice and technical support primarily  related  to the operation, maintenance or decommissioning of nuclear electric generating facilities.

     In addition, during the quarter, EOSI provided power project

related   O&M   Services  to  several  non-associate   customers,

including   professional   advice,   technical   expertise    and

maintenance  services.   Specifically, EOSI's  services  to  non-

associate customers included performing preventive maintenance on substations; providing O&M consulting services; providing project

management,   engineering,   ground  testing,   procurement   and

construction services on transmission and substation  facilities.

The total amounts billed for all such services during the quarter were $918,020 consisting, in each case, of market-based fees  and reimbursable expenses.

     During  the  quarter,  Entergy Power  Operations  U.S.  Inc.

(EPOUS)  provided  O&M Services to Entergy Power  RS  Corporation relating to construction management and administrative support of its  electric generating facilities for which it was  billed,  at cost, $16. Also, EPOUS provided O&M Services to Warren Power, LLC

relating   to   long-term   operations   and   maintenance,   and

administrative  support  of  its  co-owned  electric   generating

facilities,  and  to  Entergy  Power  Ventures  LP  relating   to

administrative  support  of  its  co-owned  electric   generating

facilities.   For  such services these affiliate  companies  were

billed   a  fixed  management  fee  of   $415,527,  and  $17,201,

respectively.

     During  the  quarter, EntergyShaw LLC provided O&M  Services

relating   to   the   procurement  of   construction   equipment,

engineering and construction management services related  to  the electric generating facilities being constructed by Entergy  Shaw for  Entergy  Power  Ventures LP and Crete Energy  Ventures  LLC.

These  affiliates  were  billed for  incentive  based  fees  plus reimbursable costs $4,699,127 and $28,276,261, respectively.

     During  the  quarter, EN Services LP provided  O&M  Services

relating  to  the  procurement  of  equipment,  engineering   and

construction management services, and acted as agent on behalf of

Crete  Energy Ventures LLC, and Entergy Power Ventures LP related to  construction of electric generating facilities to be owned by these  affiliates.  For such services, these affiliate  companies were billed a fixed management fee in the amount of $470,574  and

$200,000, respectively.  Also, during the quarter EN Services  LP provided  O&M Services relating to the procurement of  equipment,

engineering  and construction management services, and  acted  as agent on behalf of a non-affiliate electric cooperative who  with

Entergy Power Ventures LP, co-owns the electric generating  plant under construction in Texas.

     Entergy  represents that no Excepted Company has  subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During the quarter, no dividends or distributions subject to reporting in this Certificate were paid by Non-Reg Companies.



VIII.     Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of September 30, 2002 is included in Exhibit 1.

     No  reorganizations of Entergy's ownership interests in Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.



IX.  Outstanding Guarantees Issued by Entergy or by Non-utility

     Companies

     As  of  the end of the quarter, the total outstanding amount of Guarantees issued pursuant to the August 2000 Order by Entergy or  by Non-Reg Companies (to the extent reportable herein) to  or for  the benefit of Non-Reg Companies was $423,450,190, excluding

Guarantees previously issued and outstanding under the June  1999

Order in the amount of $40,205,000.



X.   Financial Statements

     Entergy Corporation and Subsidiaries' Consolidated unaudited

Balance  Sheet  and  Income  Statement  for  the  quarter   ended

September 30, 2002 are included in Exhibit 2.





        IN  WITNESS  WHEREOF, the Undersigned Company has  caused

     this certificate to be executed on this 25th day of November

     2002.



     ENTERGY CORPORATION



     /s/ Nathan E. Langston
     Nathan E. Langston
     Senior Vice President and Chief Accounting Officer
_______________________________
1 Non-utility Companies  are defined in the August 2000 Order as
  "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".
2 The Excepted Companies are Entergy's retail operating
  companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.